UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INTELLICELL BIOSCIENCES, INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45825A105
(CUSIP Number)

John C. Kirkland, Esq.
881 Alma Real Drive, Suite 305
Los Angeles, CA 90272-3731
(310) 935-3900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45825A105	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IRONRIDGE GLOBAL IV, LTD.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IRONRIDGE GLOBAL PARTNERS, LLC EIN: 27-4741201

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOHN C. KIRKLAND

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRENDAN T. O’NEIL

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RICHARD H. KREGER

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KEITH COULSTON

CUSIP No. 45825A105	13D	Page 3 of 4 Pages

Item 4.  Purpose of Transaction.

The issuer failed to place $600,000 in escrow by August 12, 2013, as ordered by the New York Supreme Court to be held as a condition of continuing the foreclosure sale. On August 13, 2013, the Court ordered the issuer to pay to Ironridge Global IV, Ltd. all principal, interest and attorneys’ fees due under the note by August 14, 2013. If payment is timely received, Ironridge has agreed to withdraw the notice of foreclosure without prejudice, reserving all rights and remedies under the loan documents. If the issuer again fails to make any payment, the foreclosure sale will proceed at 10:00 am on Thursday, August 15, 2013.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 2. Notice of Default, dated July 16, 2013

Exhibit 3. Notice of Failure to Comply, dated July 16, 2013

Exhibit 4. Notice of Foreclosure Sale, dated July 29, 2013

CUSIP No. 45825A105	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2013 IRONRIDGE GLOBAL IV, LTD.

Dated: August 13, 2013	IRONRIDGE GLOBAL IV, LTD.

By: /s/ David Sims
Name: David Sims
Its: Director

IRONRIDGE GLOBAL PARTNERS, LLC

By: /s/ John Kirkland
Name: John Kirkland
Its: Managing Director

/s/ John C. Kirkland
John C. Kirkland

/s/ Brendan T. O’Neil
Brendan T. O’Neil

/s/ Richard H. Kreger
Richard H. Kreger

/s/ Keith Coulston
Keith Coulston